SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from            to            .

Commission file number 1-13941

Aaron’s, Inc. Employees Retirement Plan and Trust

Full title of the plan and the address of the plan, if different from that of the issuer named below

AARON’S, INC.

309 E. PACES FERRY ROAD, N.E.

ATLANTA, GA 30305-2377

This report contains a total of 16 sequentially numbered pages.

Exhibit Index appears on page 15.

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Aaron’s, Inc. Employees Retirement Plan and Trust

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

Aaron’s, Inc. Employees Retirement Plan and Trust

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Aaron’s, Inc. Employees Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Aaron’s, Inc. Employees Retirement Plan and Trust as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 28, 2012

Aaron’s, Inc. Employees Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value	$32,064,869	$30,117,239
Contributions receivable:
Employer	3,912	3,561
Participant	11,079	9,877

	14,991	13,438

Net assets reflecting investments at fair value	32,079,860	30,130,677

Adjustment from fair value to contract value for fully benefit-responsive instrument contracts	(92,800)	(113,093)

Net assets available for benefits	$31,987,060	$30,017,584

See accompanying notes.

Aaron’s, Inc. Employees Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2011	2010
Additions to net assets attributed to:
Interest and dividend income	$630,336	$243,633
Contributions:
Participants	2,663,234	2,455,508
Employer	901,815	835,753
Rollover	—	24,741

Total additions	4,195,385	3,559,635

Net appreciation in fair value of investments	1,279,115	3,302,479

Deductions from net assets attributed to:

Benefits paid to participants	(3,505,024)	(2,517,265)

Net increase in net assets available for benefits	1,969,476	4,344,849
Net assets available for benefits at beginning of year	30,017,584	25,672,735

Net assets available for benefits at end of year	$31,987,060	$30,017,584

See accompanying notes.

Aaron’s, Inc. Employees Retirement Plan and Trust

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the Aaron’s, Inc. Employees Retirement Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions, and Plan termination may be found in the summary plan description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.

General

The Plan is a defined contribution plan covering substantially all employees of Aaron’s, Inc. (the Company). Any employee of the Company who attains 21 years of age and has completed one year of service (as defined in the Plan document) is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Employee Benefits Committee (the Committee) appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan document, determination of benefits due to participants, and authorization of disbursements from the net assets available for benefits.

Contributions

Participation in the Plan is voluntary and participants may contribute up to 100% of their annual compensation in accordance with federal contribution limits, in the form of a salary deferral, thereby deferring related income taxes pursuant to Section 401(k) of the Internal Revenue Code (Code). The Company matches 50% of the first 4% of the elective salary deferral of annual compensation that a participant contributes to the Plan.

Participant Accounts

Individual accounts are maintained for each participant. Participants direct their contributions into various options offered by the Plan and can change their investment options on a daily basis. Investment income earned by the Plan is allocated to participants’ accounts based upon relative balances of the individual accounts as of the valuation date for which the allocation is being made.

Vesting

Participants are immediately vested in their contributions and earnings thereon. The Plan provides for 20% vesting of Company’s matching contributions after two years of service (as defined in the Plan document) are completed with subsequent vesting at an additional 20% per service year until the participant is fully vested.

Forfeitures

At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants’ accounts pro rata based on compensation. For the years ended December 31, 2011 and 2010, the Company elected to reduce its matching contribution by forfeitures of $78,217 and $63,181, respectively. Unallocated forfeiture account balances totaled $19 and $49 as of December 31, 2011 and 2010, respectively.

Participant Loans

The Plan does not allow for participants to borrow from their accounts.

Payment of Benefits

A participant’s total account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and all requirements must be met before requesting a hardship withdrawal.

Administrative Expenses

The Company pays all administrative costs of the Plan.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are a small percentage of the fund.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 25% of their contributions in the Company Stock Fund. No more than 25% of future contributions may be directed into the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25% of the participant’s total account balance being invested in the Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become 100% vested. The Plan’s assets will be distributable to the participants in accordance with the respective values of their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. There were no amounts payable to participants for contributions in excess of amounts allowed by the IRS at December 31, 2011 and 2010.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value. Shares of mutual funds and Aaron’s, Inc. common stock investments are valued based on quoted market prices in an active market.

The Plan invests in fully benefit-responsive investment contracts through a common collective trust (SunTrust Retirement Stable Asset Fund B). The statements of net assets available for benefits present the fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund B; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the SunTrust Retirement Stable Asset Fund B represents contributions plus earnings, less participant withdrawals and administrative expenses.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and;

Level 3: Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. The Company adopted ASU 2010-06 effective January 1, 2011. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Investments

During the years ended December 31, 2011 and 2010, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as follows:

	December 31
	2011	2010
Mutual funds (quoted market prices)	$(986,795)	$2,556,087
Company stock (quoted market price)	2,186,016	659,182
Common trust fund (net asset value)	79,894	87,210

	$1,279,115	$3,302,479

Investments that represent 5% or more of the value of the Plan’s net assets are as follows:

	December 31
	2011	2010
Aaron’s, Inc. Common Stock Fund	$8,869,608	$7,215,575

SunTrust Bank:
Wells Fargo Adv Prem Large Co Growth A	2,753,830	2,591,851
Federated Total Return Bond Instl Svc*	1,585,322	1,533,251
Goldman Sachs Growth Opportunities A	1,871,456	1,929,193
MFS Research International R3 Fund*	1,505,213	1,763,733
T. Rowe Price Retirement Income Fund—R	2,710,480	2,661,347
SunTrust Retirement Stable Asset Fund B (at contract value)**	4,146,345	3,914,446
Ridgeworth Large Cap Value Equity I	3,890,412	4,181,487
Ridgeworth Small Cap Value Equity I	3,096,947	3,137,021

*	Investment was less than 5% of net assets at December 31, 2011.
**	The fair value of the Plan’s investment in SunTrust Retirement Stable Asset Fund B was $4,239,145 and $4,027,539 at December 31, 2011 and December 31, 2010, respectively.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Company stock	$8,869,608	$—	$—	$8,869,608
Common trust fund*	—	4,239,145	—	4,239,145
Mutual funds:
U.S. securities	15,750,729	—	—	15,750,729
International securities	1,505,213	—	—	1,505,213
Bonds	1,700,174	—	—	1,700,174

Total assets at fair value	$27,825,724	$4,239,145	$—	$32,064,869

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Company stock	$7,215,575	$—	$—	$7,215,575
Common trust fund*	—	4,027,539	—	4,027,539
Mutual funds:
U.S. securities	15,505,631	—	—	15,505,631
International securities	1,763,733	—	—	1,763,733
Bonds	1,604,761	—	—	1,604,761

Total assets at fair value	$26,089,700	$4,027,539	$—	$30,117,239

*	This category includes investments in SunTrust Retirement Stable Asset Fund B that are designed to deliver safety and stability by preserving principal while also seeking a reasonable stable monthly return and high degree of liquidity for participant withdrawals. This fund is primarily invested in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (synthetic guaranteed investment contracts and collective trust funds). The net asset value at contract value is determined each day (“valuation date”). Fund units are issued and redeemed based upon the net asset value per unit at contract value on the valuation date. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Participant requests for transfers to a competing fund may require a waiting period.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated September 28, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Transactions With Parties in Interest

The Plan’s investments in Ridgeworth Small Cap Value Equity I, Ridgeworth Large Cap Value Equity I, SunTrust Retirement Stable Asset Fund B, and SunTrust Bank FDIC Insured Account are managed by SunTrust Bank. SunTrust Bank is the Plan’s Trustee and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

The Plan held 331,673 and 353,878 shares of Aaron’s, Inc. Common Stock valued at $8,869,608 and $7,215,575 at December 31, 2011 and 2010, respectively. The Plan received $17,779 and $17,078 in common stock dividends from Aaron’s, Inc. in 2011 and 2010, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

Aaron’s, Inc. Employees Retirement Plan and Trust

EIN #58-0687630 Plan #001

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	Aaron’s, Inc.	Aaron’s, Inc. Common Stock Fund	$8,869,608
*	SunTrust Bank	Goldman Sachs Growth Opportunities A	1,871,456
*	SunTrust Bank	Goldman Sachs Mid Cap Value Fund	1,226,621
*	SunTrust Bank	MFS Research International R3 Fund	1,505,213
*	SunTrust Bank	MFS Massachusetts Investors Tr R3	30,447
*	SunTrust Bank	T. Rowe Price Retirement Income Fund – R	2,710,480
*	SunTrust Bank	Federated Total Return Bond Instl Svc	1,585,322
*	SunTrust Bank	Wells Fargo Adv Prem Large Co Growth A	2,753,830
*	SunTrust Bank	BlackRock Inflation Protection Bond A	114,852
*	SunTrust Bank	SunTrust Retirement Stable Asset Fund B**	4,146,345
*	SunTrust Bank	Ridgeworth Small Cap Value Equity I	3,096,947
*	SunTrust Bank	Ridgeworth Large Cap Value Equity I	3,890,412
*	SunTrust Bank	SunTrust Bank FDIC Insured Acct	170,536

			$31,972,069

*	Party-in-Interest
**	The fair value of the Plan’s investment in SunTrust Retirement Stable Asset Fund B was $4,239,145 at December 31, 2011.

Note:	Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron’s, Inc. Employees Retirement Plan and Trust (Name of Plan)
Date June 28, 2012

/s/ JAMES L. CATES
Name: James L. Cates
Title: Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page

23	Consent of Ernst & Young LLP	16